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                             March 9, 2022

       Thomas Moran
       Vice President, Corporate Secretary/Legal Counsel
       Southwest Gas Holdings, Inc.
       8360 S. Durango Dr.
       P.O. Box 98510
       Las Vegas, Nevada 89193-8510

                                                        Re: Southwest Gas
Holdings, Inc.
                                                            Amendments No. 8
and 9 to Schedule 14D-9 filed 1/28 and 3/1/2022
                                                            File No. 5-89940
                                                            Rule 14a-12
Soliciting Material filed 1/28/2022
                                                            File No. 1-37976

       Dear Mr. Moran:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendments No. 8 and 9 to Schedule 14D-9 filed 1/28 and 3/1/2022, respectively, and
       DEFA14A filed 1/28/2022

       General

   1.                                                   The Company has made
statements in amendments to Schedule 14D-9 and in past
                                                        soliciting materials
filed pursuant to Exchange Act Rule 14a-12 that refer to the tender offer by IEP Utility
Holdings LLC as    highly illusory    and containing    a long list of
                                                        ambiguous conditions,
nearly all of which we note are within Mr. Icahn   s discretion.
                                                        Please do not use these
or similar statements in the Company   s filings without providing a
                                                        proper factual
foundation. In addition, as to matters for which the Company does have a proper factual
foundation, please avoid making statements about those matters that go beyond the scope of
what is reasonably supported by the factual foundation.
                                                        Characterizing a
statement as one   s opinion or belief does not eliminate the need to
 Thomas Moran
FirstName  LastNameThomas
Southwest Gas  Holdings, Inc. Moran
Comapany
March      NameSouthwest Gas Holdings, Inc.
       9, 2022
March2 9, 2022 Page 2
Page
FirstName LastName
         provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the Company expresses. Please refer to the
Company   s
         obligations under Exchange Act section 14(e) and Exchange Act Rule 14a-9. In responding to this comment, please address the fact that multiple conditions appear to be within the control of the Company and a majority of remaining conditions appear to be objectively determinable.
2.       Disclosure in the Company   s Schedule 14D-9 filed on November 9, 2021
indicated that:

            The Company routinely maintains contact with third parties, including other participants in its industry, regarding a wide range of potential business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. The
         Company   s policy has been, and continues to be, not to disclose the existence or content
         of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that the Company may conduct.

         Similar disclosure is found in the Company   s preliminary proxy
statement filed on
         February 28, 2022, along with a discussion of the Bridge Facility:

            Over the course of its review process, the Company and its financial advisors contacted and engaged with numerous financing sources, including both debt financing and equity
         financing. In accordance with the Board   s ongoing evaluation,
Southwest Gas entered
         into a 364-day term loan agreement (the    Bridge Facility   ) on
November 1, 2021, which
         has provided the Company with the flexibility to consider a range of permanent financing alternatives for the Questar transaction.

         We note that subsequent to the entry into the Bridge Facility, it does not appear that the
         Company has provided any disclosure under cover of Schedule 14D-9 regarding its plans for refinancing the Bridge Facility or any updates regarding the activities of Lazard in seeking such alternative financing arrangements other than disclosure in the amendment to the Schedule 14D-9 filed on March 1, 2022. Such amendment described the February 21,
         2022 telephone call between Lazard and Mr. Icahn discussing Mr. Icahn s potential financing to replace the Bridge Facility.

         Disclosure in soliciting material filed by the Icahn Group on March 1, 2022 indicates that following such call with Mr. Icahn, Lazard emailed a questionnaire to Mr. Icahn that included questions regarding special financing transactions, including questions concerning specific types of equity, ratios of any such equity if a financing were to consist of multiple components as well as questions included proposed terms of financing transactions, such as the issuance of common equity, convertible preferred equity, exit requirements and governance rights.

         Given the detailed nature of such questionnaire regarding the terms of special financing transactions, please advise us whether the Company has been conducting negotiations with parties other than Carl Icahn and his affiliates in order to
refinance the Company   s
 Thomas Moran
Southwest Gas Holdings, Inc.
March 9, 2022
Page 3
       debt, including the Bridge Facility. If the Company is currently engaged in such negotiations, we remind the Company of its obligations under Exchange Act Rule 14d-
       9(c), including its obligation to promptly disclose and disseminate any material changes in the information set forth in Schedule 14D-9, including the information called for by Item
       7 of Rule 14d-101, as described in Item 1006(d) of Regulation M-A. Note specifically the types of transactions referenced in Item 1006(d)(1)(ii), including, without limitation, the cross-reference to Item 1006(c)(3). Notwithstanding the first sentence of the Instruction to Item 1006(d)(1), we remind the Company that such instruction still requires, at a minimum, disclosure indicating that negotiations with respect to the Bridge Facility or other debt, if true, are being undertaken or are underway.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                            Sincerely,
FirstName LastNameThomas Moran
                                                            Division of
Corporation Finance
Comapany NameSouthwest Gas Holdings, Inc.
                                                            Office of Mergers &
Acquisitions
March 9, 2022 Page 3
cc:       Brandon C. Parris
FirstName LastName